

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2022

David Rosenberg
Chairman and Co-Chief Executive Officer
Ignyte Acquisition Corp.
640 Fifth Avenue, 4th Floor
New York, NY 10019

> **Re: Ignyte Acquisition Corp.**
> **Proxy Statement on Schedule 14A**
> **Filed September 23, 2022**
> **File No. 001-39951**

Dear David Rosenberg:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                              Sincerely,

                                              Division of Corporation Finance
                                              Office of Life Sciences

cc: Scott Cowan, Esq.